Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES CLOSING OF THE SALE OF AN INVESTMENT

Medellin, Colombia, April 15, 2019

Today, after obtaining all the authorizations required by the purchaser, Banagricola S.A., a subsidiary of Bancolombia S.A, transferred to Caisse de Dépôt et Placement du Québec (CDPQ) all the shares of capital stock of Sura Asset Management S.A – Sura AM held by Banagricola S.A.

This transaction was closed under the terms and purchase price disclosed on December 21, 2018.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837